UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

5E Advanced Materials, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

33830Q109

(CUSIP Number)

September 16, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Bluescape Energy Partners IV GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,947,329(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,947,329(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,947,329(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 40,947,329 shares of Common Stock (as defined below) issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Notes (as defined below).
(2)

Calculated based on 68,826,797 shares of Common Stock outstanding as of September 6, 2024, as reported in the Issuer’s Annual Report on Form 10-K, filed on September 9, 2024, as increased by the 40,947,329 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Notes beneficially owned by the Reporting Persons.

1.	Names of Reporting Persons BEP Special Situations IV LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,947,329(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,947,329(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,947,329(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 40,947,329 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Notes.
(2)

Calculated based on 68,826,797 shares of Common Stock outstanding as of September 6, 2024, as reported in the Issuer’s Annual Report on Form 10-K, filed on September 9, 2024, as increased by the 40,947,329 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Notes beneficially owned by the Reporting Persons.

Explanatory Note

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 8, 2023, as amended by Amendment No. 1 filed with the SEC on January 22, 2024, Amendment No. 2 filed with the SEC on June 13, 2024 and Amendment No. 3 filed with the SEC on August 27, 2024 (together, the “Original Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of 5E Advanced Materials, Inc. (the “Issuer”) whose principal executive office is located at 9329 Mariposa Road, Suite 210, Hesperia, CA 92344. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Original Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings herein as are ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 4 is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On September 16, 2024, BEP Special Situations IV LLC (“BEP SS IV”) purchased $3,000,000 in aggregate principal amount of additional senior secured convertible notes (the “Additional Convertible Notes”) pursuant to that certain Amendment No. 3 to the Amended and Restated Note Purchase Agreement, dated September 16, 2024 (the “NPA Third Amendment”), by and among the Issuer, Ascend Global Investment Fund SPC for and on behalf of Strategic SP (“Ascend”) and the other parties thereto. The terms of the Additional Convertible Notes are substantially similar to the Convertible Notes (together with the Additional Convertible Notes, the “Notes”). All or any portion of the Notes may be converted at BEP SS IV’s election at any time prior to the close of business on the business day immediately preceding August 15, 2028. The 4,690,335 and 36,256,994 shares of Common Stock reported as underlying the Additional Convertible Notes and the Convertible Notes, respectively, reflect the maximum number of shares of Common Stock BEP SS IV would receive assuming the Issuer pays all accrued interest in kind until maturity.

The Additional Convertible Notes were purchased for investment in the ordinary course of the Reporting Persons’ business and not with the purposes nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such effect.

The Notes were acquired and continue to be held for investment purposes, but the Reporting Persons may review and evaluate strategic alternatives, opportunities to increase shareholder value, Issuer operations, governance and control, and other matters related to the Issuer. Depending on market conditions and other factors, the Reporting Persons may from time to time acquire additional or all securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and supplemented as follows:

(a), (b) As of the date of this Amendment No. 4, the Reporting Persons beneficially own an aggregate of 40,947,329 shares of Common Stock, which is comprised of (i) 36,256,994 shares of Common Stock underlying the Convertible Notes and (ii) 4,690,335 shares of Common Stock underlying the Additional Convertible Notes, each as beneficially owned by the Reporting Persons and assuming Issuer pays all accrued interest on the Convertible Notes and the Additional Convertible Notes in kind until maturity. The Reporting Persons’ beneficial ownership represents approximately 37.3% of the outstanding shares of the Common Stock, based on 68,826,797 shares of Common Stock outstanding as of September 6, 2024, as reported in the Issuer’s Annual Report on Form 10-K, filed on September 9, 2024, as adjusted to include the shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Convertible Notes and the Additional Convertible Notes beneficially owned by the Reporting Persons.

On August 28, 2024, the Issuer consummated the offering (the “Private Placement”) of an aggregate of: (i) 5,333,333 shares of Common Stock (the “Placement Shares”), (ii) Series A warrants to purchase up to an aggregate of up to 5,333,333 shares of Common Stock (the “Series A Warrants”) and (iii) Series B warrants to purchase an aggregate of 5,333,333 shares of Common Stock (the “Series B Warrants” and, collectively with the Series A Warrants, the “Warrants”). The Placement Shares and Warrants were offered and sold on a combined basis for consideration equating to $0.75 for one Placement Share and two Warrants. The exercise price for each of the Warrants is $0.7981 per share. In connection with the Private Placement, the conversion rate for the Notes issued on June 11, 2024 (the “June Notes”) was automatically adjusted pursuant to Section 2.8(d)(iv) of the NPA from 650.4065 to 692.7990, resulting in an additional 191,292 shares of Common stock underlying the June Notes assuming Issuer pays all accrued interest on such Notes in kind until maturity.

(c) Except as otherwise set forth in Item 4 of this Amendment No. 4, none of the Reporting Persons has effected any transaction in Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On September 16, 2024, BEP SS IV, Ascend and the other parties thereto executed the NPA Third Amendment, as summarized in Item 4 of this Amendment No. 4.

On September 16, 2024, BEP SS IV, Ascend and the other parties thereto executed the Third Amended and Restated Investor and Registration Rights Agreement, pursuant to which BEP SS IV received customary registration rights with respect to the Additional Convertible Notes and continues to have the right to designate a director to serve on the Issuer’s board of directors.

Item 7. Material to be Filed as Exhibits.

Exhibit 13. Amendment No. 3 to the Amended and Restated Note Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on September 16, 2024).

Exhibit 14. Third Amended and Restated Investor and Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on September 16, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2024	BLUESCAPE ENERGY PARTNERS IV GP LLC

	By:	Bluescape Resources GP Holdings LLC
	Its:	Managing Member

	By:	/s/ Jonathan Siegler
	Name:	Jonathan Siegler
	Title:	Managing Director and Chief Financial Officer

BEP SPECIAL SITUATIONS IV LLC

	By:	/s/ Jonathan Siegler
	Name:	Jonathan Siegler
	Title:	Managing Director and Chief Financial Officer